Exhibit 99.1

Nexxen Completes Stock Exchange and Trading Structure Changes

NEW YORK, February 18, 2025 -- Nexxen International Ltd. (NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, flexible advertising technology platform with deep expertise in data and advanced TV, today announces it has completed its previously announced stock exchange and trading structure changes, streamlining to a full and sole U.S. Ordinary Share listing on The Nasdaq Stock Market effective today.

On Friday, February 14, 2025, the Company successfully executed a reverse split of its Ordinary Shares such that every two Ordinary Shares held at the time of the reverse split consolidated into one New Ordinary Share to facilitate a one-to-one ADR exchange. Thereafter, the Company exchanged its Nasdaq-listed ADRs for Nasdaq-listed New Ordinary Shares and terminated its ADR facility.

On Monday, February 17, 2025, the Company’s AIM-listed Depository Interests representing the Company’s Ordinary Shares were cancelled from admission to trading on AIM.

Effective this morning (Tuesday, February, 18, 2025) Nexxen’s New Ordinary Shares began trading on Nasdaq under the stock ticker “NEXN” (ISIN: IL0012165630 and CUSIP: M8T80P204).

Shareholders who desire to sell their New Ordinary Shares on Nasdaq should work with their broker to transact the sale.

Nexxen’s $50 million Ordinary Share repurchase program will continue on Nasdaq following the Company’s delisting from AIM and is currently expected to continue until May 19, 2025, or completion.

“We believe our evolved trading structure will strengthen our ability to attract U.S. investors, drive greater trading volume, enable a more direct comparison to the Company’s peers, improve our screening on financial data platforms and make Nexxen’s shares eligible for inclusion in select indices,” said Ofer Druker, Chief Executive Officer of Nexxen. “We believe these changes will benefit Nexxen and its shareholders tremendously over the long-term and we are excited to increase our presence and recognition within the U.S. market.”

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on Nasdaq (NEXN). For more information, visit www.nexxen.com.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Forward-Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the anticipated benefits of the Company’s ADR exchange and termination, reverse split, AIM delisting and sole-listing on Nasdaq. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: that the anticipated benefits of the sole-listing on Nasdaq won’t be achieved in full or at all, or in the time frame expected; negative global economic conditions; global conflicts and war, including the war and hostilities between Israel and Hamas, Hezbollah and Iran, and how those conditions may adversely impact Nexxen’s business, customers and the markets in which Nexxen competes; changes in industry trends; and, other negative developments in Nexxen’s business or unfavourable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 6, 2024. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.